UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of February 2010

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F          X                                                 Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, February 22, 2010, and entitled “Orbotech Announces Fourth Quarter and Full Year Results for 2009”.

2.	Registrant’s Condensed Consolidated Balance Sheet at December 31, 2009.

3.	Registrant’s Condensed Consolidated Statements of Income for the Twelve Month and Three Month Periods ended December 31, 2009.

4.	Registrant’s Reconciliation of GAAP to non-GAAP Results for the Twelve Month and Three Month Periods ended December 31, 2009.

*    *    *    *    *    *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979 and Registration No. 333-154394) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH ANNOUNCES FOURTH QUARTER AND FULL YEAR RESULTS FOR 2009

YAVNE, ISRAEL — February 22, 2010 — ORBOTECH LTD. (NASDAQ/GSM SYMBOL: ORBK) today announced its consolidated financial results for the fourth quarter and full year ended December 31, 2009.

Revenues for the fourth quarter of 2009 totaled $99.4 million, compared to $92.3 million recorded in the third quarter of 2009 and $129.2 million in the fourth quarter a year ago. GAAP (U. S. generally accepted accounting principles) net loss for the fourth quarter of 2009 was $5.4 million, or $0.15 per share, compared to GAAP net loss of $5.5 million, or $0.16 per share for the third quarter of 2009 and GAAP net loss of $101.2 million, or $2.98 per share, in the fourth quarter of 2008.

Revenues for the year ended December 31, 2009 totaled $377.6 million, compared to the $429.5 million recorded in 2008. GAAP net loss for the year ended December 31, 2009 was $19.9 million, or $0.58 per share, compared to GAAP net loss of $135.3 million, or $4.04 per share, for the year ended December 31, 2008.

Non-GAAP net income for the fourth quarter of 2009 was $1.2 million, or $0.03 per share (diluted), compared to non-GAAP net income of $4.8 million, or $0.14 per share (diluted), in the fourth quarter of 2008. Non-GAAP net income for the year ended December 31, 2009 was $3.4 million, or $0.10 per share (diluted), compared to non-GAAP net income of $19.1 million, or $0.55 per share (diluted), for the year ended December 31, 2008.

The Company’s GAAP results for the fourth quarter of 2008 included:

(a) an impairment charge of $87.8 million related to goodwill associated with the Company’s flat panel display (“FPD”) business, which was triggered primarily by the decrease in the Company’s market capitalization and was recorded in compliance with applicable accounting guidelines;

(b) $5.1 million in amortization of intangible assets arising principally from the acquisition of Photon Dynamics, Inc. (“PDI”); and a write-off of $6.5 million relating to in-process research and development in connection with that transaction;

(c) a charge of $5.1 million in connection with the scaling down of the Company’s assembled printed circuit board (“PCB”) operations, including the write-down of $3.3 million of raw material inventories relating to this business; and

(d) a restructuring charge of $3.4 million relating to the second phase of the Company’s previously announced 2008 cost reduction program.

The foregoing and other items are explained in the detailed description of the non-GAAP adjustments in the accompanying reconciliation of GAAP to non-GAAP results (the “Reconciliation”).

Commenting on the results, Rani Cohen, President and Chief Executive Officer, said: “We are pleased with our performance during the year. Although 2009 was extremely challenging, we nevertheless took steps to build upon our strong technological position by maintaining our program of investment in research and development and customer support. At the same time, we were able to generate operating cash flow of approximately $55 million and to realign our operating infrastructure with a view to leveraging our results as business conditions improve. Entering 2010, we believe that our strong portfolio of products and enabling technologies, as well as our continued development of new and additional products and solutions, will make it possible for our customers to meet the vital challenge of achieving significant increases in their productivity. We remain positive as to the short and long-term demand for our products.”

Sales of equipment to the printed circuit board (“PCB”) industry in the fourth quarter of 2009 were $26.0 million, compared to $20.3 million in the third quarter of 2009 and $17.3 million in the fourth quarter of 2008. Sales of equipment to the FPD industry in the fourth quarter of 2009 were $40.5 million compared to $37.6 million in the third quarter of 2009 and $76.4 million in the fourth quarter of 2008. Sales of character recognition products were $2.0 million in the fourth quarter of 2009, compared to $2.4 million in the third quarter of 2009, and $3.0 million recorded in the fourth quarter of 2008. Sales of medical imaging equipment were $2.1 million in the fourth quarter of 2009, compared to $4.1 million in the third quarter of 2009, and $3.7 million in the fourth quarter of 2008. In addition, service revenue for the fourth quarter of 2009 was $28.8 million, compared to $27.9 million in the third quarter of 2009, and $28.8 million in the fourth quarter of 2008. The impact of currency rates in the fourth quarter of 2009 was similar to that in the previous quarters of 2009.

The Company completed the quarter and the year with cash, cash equivalents and marketable securities of approximately $177.2 million, compared with approximately $170.2 million at the end of the third quarter of 2009; and $160 million in debt. The Company’s portfolio of marketable securities at year end included approximately $9.8 million of auction-rate securities primarily tied to student loans.

During the fourth quarter of 2009, the Company’s PCB manufacturing customers continued to report high plant utilization rates driven mainly by new product introductions incorporating advanced functionalities and technologies. This, in turn, led to increased demand for the Company’s PCB equipment, in particular its highly sophisticated Direct Imaging systems which, given the improved industry fundamentals, are expected to experience continued strong demand into 2010.

In the fourth quarter of 2009, the Company signed a significant frame agreement with a leading PCB manufacturing customer for the sale of twenty-five Orbotech Paragon™ Laser Direct Imaging (LDI) systems and other PCB production equipment to be utilized in the customer’s printed circuit board and integrated circuit carrier production facilities. Although there are no minimum purchase requirements under this frame agreement, delivery of most of these systems is expected to be completed by the end of 2010.

In light of the anticipated FPD industry growth driven by higher demand from China and other emerging economies, many LCD manufacturers have begun to solidify their capital expenditure plans for the next phase of investment. During the fourth quarter of 2009, the Company received a significant order for its new Generation 8 FPD equipment, most of which is expected to be delivered in the first half of 2010. These revenues are expected to be recorded during the second or third quarters of 2010. Additional investments in FPD fabrication plants are expected to begin in the latter part of 2010 and continue into 2011.

An earnings conference call is scheduled for Monday, February 22, 2010, at 9:00 a.m. EST. The dial-in number for the conference call is 210-795-2680, and a replay will be available at 203-369-1451 until March 8, 2010. The pass code is Q4. A live web cast of the conference call can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

About Orbotech Ltd.

Orbotech is principally engaged in the design, development, manufacture, marketing and service of yield-enhancing and production solutions for specialized applications in the supply chain of the electronics industry. Orbotech’s products include automated optical inspection (AOI), production and process control systems for printed circuit boards (PCBs) and AOI, test and repair systems for flat panel displays (FPDs). The Company also markets computer-aided manufacturing (CAM) and engineering solutions for PCB production. In addition, through its subsidiary, Orbograph Ltd., the Company develops and markets character recognition solutions to banks and other financial institutions, and has developed a proprietary technology for web-based, location-independent data entry for check processing and forms processing; and, through its subsidiaries, Orbotech Medical Denmark A/S and Orbotech Medical Solutions Ltd., is engaged in the research and development, manufacture and sale of specialized products for application in medical nuclear imaging. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 30 offices worldwide. Orbotech’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected, including cyclicality in the industries in which the Company operates, a sustained continuation or worsening of the worldwide economic slowdown, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2008. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

COMPANY CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President Investor Relations	Marketing Communications Manager
and Special Projects	Orbotech, Inc.
Orbotech Ltd.	+1-978-901-5120
+972-8-942-3560

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AT DECEMBER 31, 2009

	December 31 2009	December 31 2008
	U. S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	167,233	105,127
Marketable securities		320
Accounts receivable:
Trade	149,817	180,701
Other	27,661	27,106
Deferred income taxes	4,384	5,222
Inventories	101,599	122,152

Total current assets	450,694	440,628

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	9,969	19,241
Funds in respect of employee rights upon retirement	11,285	12,521
Deferred income taxes	10,164	8,795
Other	29	29

	31,447	40,586

PROPERTY, PLANT AND EQUIPMENT, net of
accumulated depreciation and amortization	29,331	39,325

GOODWILL	12,774	12,747

OTHER INTANGIBLE ASSETS, net of
accumulated amortization	81,516	101,575

	605,762	634,861

Liabilities and equity
CURRENT LIABILITIES:
Short-term bank loan		160,000
Current maturities of long-term bank loan	32,000
Accounts payable and accruals:
Trade	27,119	36,377
Other	51,675	56,428
Deferred income	17,336	22,473

Total current liabilities	128,130	275,278
LONG-TERM LIABILITIES:
Long-term bank loan	128,000
Liability for employee rights upon retirement	25,030	27,678
Deferred income tax	2,010	2,010
Other tax liabilities	10,079	14,198
Other long-term liability		2,667

Total long-term liabilities	165,119	46,553

Total liabilities	293,249	321,831

EQUITY:
Share capital	1,746	1,727
Additional paid-in capital	169,748	161,914
Retained earnings	192,664	211,142
Accumulated other comprehensive income (loss)	3,817	(6,123)

	367,975	368,660
Less treasury stock, at cost	(57,192)	(57,192)

Total Orbotech Ltd. shareholders’ equity	310,783	311,468
Non-controlling interest	1,730	1,562

Total equity	312,513	313,030

	605,762	634,861

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE TWELVE MONTH AND THREE MONTH PERIODS ENDED DECEMBER 31, 2009

	12 months ended		3 months ended
	December 31		December 31
	2009	2008	2009	2008
	U.S. dollars in thousands (except per share data)
REVENUES	377,600	429,546	99,375	129,213
COST OF REVENUES:
COST	235,608	260,639	61,537	80,536
WRITE DOWN OF INVENTORIES		3,348		3,348

GROSS PROFIT	141,992	165,559	37,838	45,329
RESEARCH AND DEVELOPMENT COSTS—net	67,872	76,602	17,861	20,742
SELLING, GENERAL AND ADMINISTRATIVE
EXPENSES	65,193	73,346	17,675	19,551
AMORTIZATION OF OTHER INTANGIBLE
ASSETS	20,187	8,099	5,052	5,053
IN-PROCESS RESEARCH AND DEVELOPMENT CHARGES		6,537		6,537
RESTRUCTURING CHARGES		8,800		5,124
IMPAIRMENT (ADJUSTMENT OF IMPAIRMENT) OF GOODWILL	(2,070)	110,403	210	87,819
IMPAIRMENT OF OTHER INTANGIBLE ASSETS		21,260

OPERATING LOSS	(9,190)	(139,488)	(2,960)	(99,497)
FINANCIAL EXPENSES—net	(10,977)	(1,324)	(518)	(2,760)

LOSS BEFORE TAXES ON INCOME	(20,167)	(140,812)	(3,478)	(102,257)
INCOME TAX EXPENSE (BENEFIT)	(411)	(5,739)	1,817	(1,152)

NET LOSS	(19,756)	(135,073)	(5,295)	(101,105)
LESS: NET INCOME ATTRIBUTABLE TO
THE NON-CONTROLLING INTEREST	168	232	55	75

NET LOSS ATTRIBUTABLE TO ORBOTECH LTD.	(19,924)	(135,305)	(5,350)	(101,180)

LOSS ATTRIBUTABLE TO ORBOTECH LTD.
ORDINARY SHAREHOLDERS PER SHARE:
BASIC AND DILUTED	$(0.58)	$(4.04)	$(0.15)	$(2.98)

WEIGHTED AVERAGE NUMBER OF SHARES (IN THOUSANDS) USED IN COMPUTATION OF LOSS PER SHARE:
BASIC AND DILUTED	34,501	33,512	34,755	33,936

ORBOTECH LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

FOR THE TWELVE MONTH AND THREE MONTH PERIODS ENDED DECEMBER 31, 2009

	12 months ended December 31		3 months ended December 31
	2009	2008	2009	2008
	U.S. dollars in thousands (except per share data)
Reported net loss attributable to Orbotech Ltd. on GAAP basis	(19,924)	(135,305)	(5,350)	(101,180)

Non-operating income (expenses):
Financial expenses	(10,977)	(1,324)	(518)	(2,760)
Income tax benefit (expense)	411	5,739	(1,817)	1,152
Net profit attributable to the non-controlling interest	(168)	(232)	(55)	(75)

	(10,734)	4,183	(2,390)	(1,683)

Reported operating loss on GAAP basis	(9,190)	(139,488)	(2,960)	(99,497)
Equity based compensation expenses	6,445	5,275	1,461	1,479
Amortization of intangibles assets	20,187	8,099	5,052	5,053
In-process research and development charges (1)		6,537		6,537
Restructuring charges (2)		8,800		5,124
Impairment of goodwill (3)		110,403		87,819
Impairment of other intangible assets (4)		21,260
Adjustment of impairment of goodwill (5)	(3,300)

Non-GAAP operating income	14,142	20,886	3,553	6,515

Non-operating income (expenses)	(10,734)	4,183	(2,390)	(1,683)
Income tax effect of non-GAAP adjustment (6)		(6,011)

Non-GAAP net income	3,408	19,058	1,163	4,832

Non-GAAP net income per diluted share	$0.10	$0.55	$0.03	$0.14

Shares used in net income per diluted share calculation	35,076	34,743	35,662	33,936

(1)

In-process research and development charges in 2008 were associated with the Photon Dynamics, Inc. (“PDI”) acquisition. For more information about the PDI acquisition, see the Company’s 2008 Annual Report on Form 20-F filed with the SEC.

(2)

The restructuring charges of $8.8 million in 2008 and the $5.1 million in the 3 month period ended December 31, 2008, relate to reductions in the Company’s workforce and rationalizations of certain of its research and development, manufacturing and operating activities, in order to realign the Company’s infrastructure.

(3)

The impairment charge of $110.4 million in 2008 is comprised of: a write-off of $87.9 million recorded in December 2008 of goodwill associated with the Company’s FPD business; a write-down of $17.1 million recorded in September 2008 of the goodwill associated with Orbotech Medical Denmark A/S (“OMD”); and a write-off of $5.4 million recorded in September 2008 of goodwill associated with the Company’s assembled PCB business.

(4)

The impairment charge of $21.3 million in 2008 was related to a write-down of the intellectual property of OMD. For more information about OMD and the related impairment, see the Company’s 2008 Annual Report on Form 20-F filed with the SEC.

(5)

The adjustment of impairment of goodwill of $3.3 million recorded in June 2009 represents additional consideration from the sale of Salvador Imaging which was owned by PDI at the time of the PDI acquisition in 2008.

(6)	The income tax effect in 2008 was related mainly to the impairment associated with OMD that occurred in the third quarter of 2008. The adjustments in 2009 do not have a related income tax effect.

Non-GAAP net income and non-GAAP earnings per share detailed in the Reconciliation exclude charges or income, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization of intangibles; (iii) restructuring and asset impairments; (iv) a gain representing additional consideration from the sale of Salvador Imaging, Inc. which was owned by PDI at the time of the PDI acquisition in 2008; and/or (v) tax credits relating to the above items, in each case as described in more detail in the Reconciliation. Management uses non-GAAP net income and non-GAAP earnings per share to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. These measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies. Orbotech believes that these measures enhance investors’ ability to review the Company’s business from the same perspective as the Company’s management and facilitate comparisons with results for prior periods. The presentation of this additional non-GAAP information should not be considered in isolation or as a substitute for net income (loss) or earnings (loss) per share prepared in accordance with GAAP, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. For a detailed explanation of the adjustments made to comparable GAAP measures, the reasons why management uses these measures, the usefulness of these measures and the material limitations on the usefulness of these measures please see the Reconciliation.

To supplement the Company’s financial results presented on a GAAP basis, the Company uses the non-GAAP measures indicated in the Reconciliation, which exclude equity based compensation expenses, amortization of intangible assets, in-process research and development charges and impairment and restructuring charges, as well as certain financial expenses and non-recurring income items that are believed to be helpful in understanding and comparing past operating and financial performance with current results. However, the non-GAAP measures presented are subject to limitations as an analytical tool because they do not include certain recurring items as described below and because they do not reflect certain cash expenditures that are required to operate the Company’s business, such as interest expense and taxes. Accordingly, these non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Management regularly utilizes supplemental non-GAAP financial measures internally to understand, manage and evaluate the Company’s business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Non-GAAP financial measures reflect adjustments based on the following items, as well as the related income tax effects.

The effect of equity-based compensation expenses has been excluded from the non-GAAP net income measure. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity based compensation expenses will recur in future periods.

The effects of amortization of intangible assets, in-process research and development charges and impairment charges have also been excluded from the non-GAAP net income measure. These items are inconsistent in amount and frequency and are significantly affected by the timing and size of acquisitions. These items were significantly higher in the fourth quarter of 2008 and throughout 2009 primarily as a result of the Company’s acquisitions, including the PDI acquisition in October 2008. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well. Amortization of intangible assets will recur in future periods and the Company may be required to record additional impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses. Although these expenses are not recurring with respect to past acquisitions, these types of expenses will generally be incurred in connection with any future acquisitions. Restructuring expenses relate to realignment initiatives announced in 2008. The Company did not undertake any similar restructuring initiatives in 2009, but its results reflect the benefits of the 2008 initiatives. For more information about these items, see the Company’s Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By:	/s/ Erez Simha
Erez Simha
Corporate Vice President and Chief Financial Officer

Date: February 24, 2010